

September 25, 2014

<u>Via E-mail</u>
James Endee
President and Chief Executive Officer
3D Total Solutions, Inc.
75 Danbury Road, Suite 508
Ridgefield, CT 06877

> **Re:**   **3D Total Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 15, 2014**
> **File No. 333-197477**

Dear Mr. Endee:

We have reviewed your letter dated September 15, 2014 and the above-referenced filing and have the following comments. Where we reference prior comments, we are referring to our August 13, 2014 letter.

General

1.   We note that the cover page indicates that you will conduct the best efforts portion of the offering for a period of 12 months. Please ensure that this information is updated throughout the prospectus, or advise. In this regard we note that the offering summary on page 3 and the Terms of the Offering discussion on page 19 indicate that the offering will be conducted for 240 days.

Certain Relationships and Related Party Transactions, page 31

2.   We acknowledge the disclosure provided in response to prior comment 12. Please further enhance this disclosure by stating the amount of interest paid during the period for which disclosure is provided, or, if none, so state. See Item 404(a)(5) of Regulation S-K.

Exhibit 5.1

3.   The opinion states that counsel is "of the opinion that the Registered Shares [defined to include the 3,513,300 shares being offered for resale] have been duly authorized and when issued and paid for as described in the Registration Statement, will be, validly issued, fully paid and non-assessable." Since the 3,513,300 shares being offered for resale appear to have already been issued, please have counsel revise to clarify that the condition regarding the issuance of shares relates solely to the 1,000,000 shares being offered by the company.

Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3483 with any questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-mail
        Jeffrey M. Stein, Esq.
        JMS Law Group, PLLC